Exhibit G/ Form of Public Notice
SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)
       Cinergy Corp. ("Cinergy"), a registered holding company located at 139 East Fourth Street, Cincinnati, Ohio 45202, New Century Energies, Inc. ("NCE"), a registered holding company located at 1225 17th Street Denver, Colorado 80202, and Cadence Network LLC ("Cadence" and together with Cinergy and NCE, "Applicants"), a nonutility company and subsidiary of each of Cinergy and NCE, located at 105 East Fourth Street, Suite 200 Cincinnati, Ohio 45202, have filed an application-declaration ("Application") under sections 6(a), 7, 9(a) and 10 of the Act and rule 54 thereunder.
       Cinergy and NCE acquired their ownership interests in Cadence in September 1997 without prior Commission authorization pursuant to Rule 58 under the Act. Florida Progress Corporation ("FPC") owns the remaining equity in Cadence. Each of Cinergy, NCE and FPC indirectly holds a one-third ownership interest in Cadence. Cinergy holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, Cinergy-Cadence, Inc. ("Cinergy-Cadence"); NCE holds its one-third interest in Cadence through its wholly-owned, special-purpose nonutility subsidiary, New Century-Cadence, Inc. ("New Century-Cadence"). Both of these subsidiaries were formed without prior Commission authorization pursuant to Rule 58 in order to acquire and hold Cinergy's and NCE's interests in Cadence.
       Applicants state that Cadence is devoted to using information to reduce energy-related costs for commercial businesses that own and operate families of chain stores or other multi-location retail establishments. First, Cadence collects, centralizes and redistributes to customers relevant cost information using sophisticated technology. More
specifically, The Cadence Network   ("Cadence Network" or "Network"), a
Web-based interactive reporting tool developed by Cadence, permits Cadence's clients to track and manage electricity, natural gas and related costs incurred at their facilities (e.g., with respect to heating ventilation and air conditioning ("HVAC"), water/sewage, telephone, cable, and trash collection). Second, the Cadence Network anchors other services offered by Cadence that are specifically targeted at reducing the customer's energy-related costs. Currently these services consist of bill verification and correction,/1/ "best rate" assurance,/2/ and consulting with respect to gas and electric commodity purchasing/3/ and energy efficiency projects./4/ At June 30, 1999, Cadence was serving customers including Blockbuster Entertainment, CKE/Hardees, Winn Dixie Supermarkets and Service Merchandise in all 50 states.
       As an "energy-related company" created under rule 58, substantially all of Cadence's revenues must derive, and according to Applicants have derived, from permissible energy-related activities carried out within the United States. However, Applicants assert that this geographical restriction imposes significant business and competitive disadvantages on Cadence, noting, among other things, that certain of Cadence's customers have locations outside of the United States for which they would like Cadence to provide services consistent with what is being provided within the U.S. Applicants further state that the Commission has issued recent orders authorizing registered holding companies to market similar services both inside and outside the United States, citing a February 1997 order in respect of another of Cinergy's nonutility subsidiaries (HCAR No.
26662, February 7, 1997) ("Cinergy Solutions Order") and a May 1998 order issued to the Columbia Energy Group (HCAR No. 26868, May 6, 1998).
       In light of these business considerations and Commission precedent, Applicants propose in the Application that Cadence be permitted to market its utility-related cost reporting and reduction services anywhere outside the United States, without restriction on the amount or proportion of revenues derived from such activities outside the U.S., and in that connection Cinergy and NCE request authority to retain their ownership interests in Cadence, Cinergy-Cadence and New Century-Cadence previously acquired pursuant to rule 58. In addition, Applicants propose that such authority cover not merely the utility-related cost reporting and reduction services now in place as described in the Application, but additional similar and complementary energy-related services that Cadence may develop and seek to offer to customers in the future, both in the United States and abroad, provided that in no event would these future services be broader in scope than the energy management services and consulting services approved in the Cinergy Solutions Order. Applicants further request that Cadence be granted the flexibility to provide its services directly or indirectly through one or more special-purpose subsidiaries, formed as corporations, partnerships, limited liability companies or other legal entities, as applicable business, legal, tax, accounting or strategic considerations dictate./5/ Cinergy and NCE commit that they will not seek recovery through higher rates to customers of their utility subsidiaries for any losses or inadequate returns arising from the proposed transactions.
       For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                ENDNOTES

/1/ Under this service option, Cadence audits and otherwise reviews and monitors individual invoices and invoicing patterns for electricity, natural gas and water/sewage service furnished to customer sites. Cadence also identifies clusters of likely savings and provides comparative reports. Once errors are detected, Cadence's utility billing experts isolate the cause and negotiate on the client's behalf directly with the utility supplier for refunds and credits.

/2/ Under this service option, Cadence assures that the client's high priority facilities are being assessed optimal utility rates for electricity and natural gas service. Cadence scrutinizes and verifies facility load data and utility rate schedules and negotiates or renegotiates directly with the utility supplier to ensure application of the optimal rates to these high-priority customer facilities. In connection with this program, clients can also authorize Cadence to conduct a national rate assessment, identifying and prioritizing tariff-based rate savings opportunities for electric and natural gas service with respect to all of the customer's sites throughout the United States.

/3/ Under this service option, Cadence assists its customers in shopping for electric and natural gas supplies. Cadence can help secure the most attractive commodity rates possible through custom proposals and proposal reviews. After Cadence determines which facilities are most likely to profit from electric and gas deregulation and other competitive purchasing opportunities, Cadence uses the Cadence Network to aggregate load information and create the custom RFPs necessary to shop for the commodity supply. Cadence then reviews proposals from the various marketers, analyzes rate pricing options, and helps to negotiate the contractual terms. Throughout this process, Cadence acts as a consultant for the customer. Cadence does not take title to the commodity nor act as a broker for the buyer or seller.

/4/ Under this service option, Cadence helps implement energy efficiency projects to realize further cost savings for its customers. Using the detailed data captured from the Cadence Network, Cadence can begin to identify high-cost facilities that cannot be corrected by better rates or more accurate billing. To zero in on the most likely targets for cost reductions, Cadence conducts internal benchmarking, drawing on internal data-mining techniques. Once it has identified the problem and likely solution, Cadence will prepare proposals for national energy-efficiency projects and develop comprehensive strategies. Whether for a lighting retrofit project, or installation of an entire energy management system, Cadence will develop the implementation plan, recommend the proposed application, and negotiate for project procurement. In short, Cadence acts as a project facilitator or overseer, rather than a contractor.

/5/ Cinergy and NCE anticipate that they will meet their allocable shares of Cadence's financing needs through capital contributions or loans exempt under Rules 45 and 52. In addition, Cadence may issue its securities to outside parties to finance its business in transactions exempt under rule
52. To the extent necessary, any Cinergy guarantees in respect of such securities would be issued pursuant to the authority granted to Cinergy in File No. 70-9319 (see HCAR No. 26984, March 1, 1999). Likewise, any NCE guarantees in respect of such securities would be issued pursuant to the authority granted to NCE in File No. 70-9397 (see HCAR No. 27000,
April 7, 1999).